

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
c/o Gottbetter & Partners, LLP
488 Madison Avenue, 12th floor
New York, NY 10022

> **Re: Li3 Energy, Inc. (Li3 Energy)**
> **Registration Statement on Form S-1**
> **File No. 333-175329**
> **Annual Report on Form 10-K for fiscal year ended June 30, 2011**
> **File No. 000-54303**

Dear Mr. Saenz,

        In your letter dated November 15, 2011 in response to a comment in a letter from the staff dated October 14, 2011, you state that Li3 Energy is an exploration company, and that prior to its February 23, 2010 acquisition of certain mineral claims Li3 Energy was a shell company with de minimus operations and nominal non-cash assets. You request that the staff waive the requirement to provide the report and consent of Li3 Energy's predecessor auditor with respect to its financial statements for the periods from June 24, 2005 (inception) through June 30, 2009.

        We note that Li3 Energy's Form 10-K for the fiscal year ended June 30, 2010 included the referenced report of the predecessor auditor, and that the predecessor auditor continues to be registered with the PCAOB. In light of your assertion that Li3 Energy's activity was minimal prior to June 30, 2009 your current auditors may be able to opine on the cumulative activity since inception. In Li3 Energy's circumstances, we will not waive the requirement in Rule 2-05 of Regulation S-X for all financial statements to be audited by either its current or predecessor auditors.

        The staff's conclusion is based solely on the information included in your letter, or in Li3 Energy's filings. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

                                        Sincerely,

                                        Leslie A. Overton
                                        Associate Chief Accountant